NEWS RELEASE

“Private Placement”

February 11, 2005	TSX-V: ARS

Vancouver, B.C. - Augusta Resource Corporation (the “Company”) is pleased to announce a non brokered private placement for up to 2,000,000 units at $1.00 per unit, for total proceeds of $2,000,000. Each unit will contain 1 share and 1 share purchase warrant. Two share purchase warrants entitles the holder to purchase 1 additional share at $1.25 for a period of 1 year.

A finders fee is payable. Proceeds from the placement will be used towards the Company’s Mount Hamilton project and general working capital.

The placement is subject to regulatory approval.

ON BEHALF OF THE BOARD OF DIRECTORS

“Richard W. Warke”
_____________________________
Richard W. Warke
President

No Stock Exchange has approved or disapproved the information contained in this News Release.
For additional information, contact Investor Relations
Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717, Facsimile: 604 687 1715, E-mail: info@augustaresource.com